UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Bloom Energy Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

093712107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093712107	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Enterprise Associates 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 13,296,353 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 13,296,353 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,296,353 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 093712107	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA Partners 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 13,296,353 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 13,296,353 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,296,353 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 093712107	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,547 Shares
	8.	SHARED VOTING POWER 13,296,353 shares
	9.	SOLE DISPOSITIVE POWER 32,547 Shares
	10.	SHARED DISPOSITIVE POWER 13,296,353 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,328,900 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 093712107	13D	Page 5 of 11 Pages

Schedule 13D

Item 1.  Security and Issuer.

This statement relates to the Class A common stock, $.0001 par value (the “Common Stock”) of Bloom Energy Corporation (the “Issuer”) having its principal executive office at 4353 North First Street, San Jose, California.

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 10, Limited Partnership (“NEA 10”);

(b) NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10; and

(c) Scott D. Sandell (“Sandell”) (the “General Partner”), the individual general partner of NEA Partners 10.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 10 and NEA Partners 10 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of Sandell is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 10 and NEA Partners 10 are limited partnerships organized under the laws of the State of Delaware. The General Partner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons previously reported their ownership interest in the Issuer on Schedule 13G, as last amended on February 13, 2020.

On August 14, 2020, NEA 10 converted certain promissory notes issued by the Issuer and held by NEA 10 (the “Notes”), with an aggregate principal amount of $33,867,049, into 4,233,381 shares of Class B Common Stock of the Issuer at a conversion rate of 125 shares of Class B Common Stock per $1,000 of Note principal (the “Conversion”). Prior to the Conversion, NEA held 1,333,333 shares of Common Stock and 7,729,639 shares of Class B Common Stock. Each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock and each such share will convert automatically into Common Stock upon the occurrence of certain other events. NEA now holds a total of 13,296,353 shares of Common Stock (the “NEA 10 Shares”).

CUSIP No. 093712107	13D	Page 6 of 11 Pages

Item 4.  Purpose of Transaction.

NEA 10 acquired the NEA 10 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)

NEA 10 is the record owner of the NEA 10 Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares. As the individual general partner of NEA 10, Sandell may be deemed to own beneficially the NEA 10 Shares.

As of August 14, 2020, Sandell is the record owner of options to purchase 32,547 shares of Common Stock (the “Sandell Option Shares”), exercisable immediately. Accordingly, Sandell may be deemed to own beneficially the Sandell Option Shares in addition to the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 10 Shares other than those shares which such person owns of record.

As described in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on August 5, 2020 (the “10-Q”), holders of Class B Common Stock are entitled to ten votes per share while holders of the Common Stock are entitled to one vote per share. In addition, holders of Class B Common Stock and holders of Common Stock generally vote together as a single class. The single class would consist of 132,553,631, which includes (i) 103,162,077 shares of Common Stock (the “10-Q Shares”) and (ii) 29,391,554 shares of Class B Common Stock reported by the Issuer to be outstanding as of July 31, 2020 on the 10-Q. As further described in the 10-Q, each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock and each such share will convert automatically into Common Stock upon the occurrence of certain other events.

CUSIP No. 093712107	13D	Page 7 of 11 Pages

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated, for each Reporting Person, based on 115,125,097 shares of Common Stock which includes (i) the 10-Q Shares and (ii) the NEA Class B Common Stock. The percentage set forth on the cover sheet for Sandell is calculated based on 115,157,644 shares of Common Stock which includes (i) the 10-Q Shares, (ii) the NEA Class B Common Stock and (iii) the Sandell Option Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, NEA 10 Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 093712107	13D	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 24th day of August, 2020.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:                    *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                       *

Scott D. Sandell

General Partner

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 093712107	13D	Page 9 of 11 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Bloom Energy Corporation.

EXECUTED this 24th day of August, 2020.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:                    *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                       *

Scott D. Sandell

General Partner

                             *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 093712107	13D	Page 10 of 11 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

/s/ Vanessa Larco

Vanessa Larco

CUSIP No. 093712107	13D	Page 11 of 11 Pages

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang